UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 001-42823

Fitness Champs Holdings Limited

(Registrant’s name)

7030 Ang Mo Kio Street, Avenue 5, #04-48,

North Star@AMK, Singapore

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file Extraordinary reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

The extraordinary general meeting (the “Meeting”) of Fitness Champs Holdings Limited (the “Company”) was held on June 29, 2026 at 10:00 a.m. (Singapore time) at 7030 Ang Mo Kio Street, Avenue 5, #04-48, Singapore.

Effective from May 4, 2026, the Company’s authorized share capital became US$500,000 divided into: (a) 177,777,777.78° Class A Ordinary Shares of a nominal or par value of US$0.00225 each; (b) 22,222,222.22° Class B Ordinary Shares of a nominal or par value of US$0.00225 each; and (c) 22,222,222.22° Preferred Shares of a nominal or par value of US$0.00225 each (the “May Share Consolidation”). As reported on Form 6-K filed on April 29, 2026, the May Share Consolidation had a marketplace effective date of May 4, 2026.

At the close of business on June 9, 2026, the record date for the determination of shareholders entitled to vote (the “Record Date”) and taking into account the May Share Consolidation, there were 1,299,391 Class A Ordinary Shares issued and outstanding, each being entitled to one vote, and 19,351 Class B Ordinary Shares issued and outstanding, each being entitled to fifty votes. Holders of 1,299,391 Class A Ordinary Shares and 19,351 Class B Ordinary Shares of the Company as of the Record Date were present in person or by proxy at the Meeting and constituted a quorum.

At the Meeting, the shareholders of the Company voted for the following resolutions, pursuant to the accompanying voting results:

Resolution 1A:	RESOLVED AS AN ORDINARY RESOLUTION, THAT:

(A)	An ordinary resolution that the Company’s authorized share capital be increased from US$500,000 divided into (a) 177,777,777.78 Class A Ordinary Shares with a par value of US$0.00225 each, (b) 22,222,222.22 Class B Ordinary Shares with a par value of US$0.00225 each and (c) 22,222,222.22 Preferred Shares with a par value of US$0.00225 each to US$23,000,000 divided into (a) 10,177,777,777.78 Class A Ordinary Shares with a par value of US$0.00225 each, (b) 22,222,222.22 Class B Ordinary Shares with a par value of US$0.00225 each and (c) 22,222,222.22 Preferred Shares with a par value of US$0.00225 each (the “Share Capital Increase”); and

Voting Results:

FOR	AGAINST	ABSTAIN
8,143 Class A Ordinary Shares	19,206 Class A Ordinary Shares	5 Class A Ordinary Shares
19,351 Class B Ordinary Shares	0 Class B Ordinary Shares	0 Class B Ordinary Shares

Of the total number of votes cast, 98.07% voted “FOR,” 1.93% voted “AGAINST,” and <0.1% voted “ABSTAIN.”

Ordinary Resolution 1A passed.

Resolution 1B:	RESOLVED AS A SPECIAL RESOLUTION, THAT:

(B)	A special resolution that subject to and immediately following the Share Capital Increase being effected, the Amended and Restated Memorandum and Articles of Association of the Company as set forth in Annex A to the Notice of the Extraordinary General Meeting be adopted in substitution for and to the exclusion of the existing memorandum and articles of association of the Company, to reflect the Share Capital Increase.

Voting Results:

FOR	AGAINST	ABSTAIN
8,002 Class A Ordinary Shares	19,347 Class A Ordinary Shares	5 Class A Ordinary Shares
19,351 Class B Ordinary Shares	0 Class B Ordinary Shares	0 Class B Ordinary Shares

Of the total number of votes cast, 98.06% voted “FOR,” 1.94% voted “AGAINST,” and <0.1% voted “ABSTAIN.”

Special Resolution 1B passed.

Resolution 2:	RESOLVED AS AN ORDINARY RESOLUTION, THAT:

(A)	conditional upon the approval of the board of directors of the Company (the Board) in its sole discretion, with effect as of the date(s) the Board may determine (the “Effective Date”) and subject to such Effective Date being within one (1) calendar year after the date of passing these resolutions:

(i)	all the issued and outstanding and authorized and unissued shares of the Company be consolidated, at any one time or multiple times during a period of up to one calendar year after the Meeting, at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion provided that the accumulative ratio for all such share consolidation(s) (altogether, the “Share Consolidations” and each a “Share Consolidation”) shall be at a ratio of no less than two-for-one (2:1) and no more than five hundred-for-one (500:1), with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association;
(ii)	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and
(iii)	any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation(s) be and is hereby approved, such amendment to be determined by the Board in its sole discretion;

(B)	the Board be authorized, at its absolute and sole discretion, to either implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of such Share Consolidation(s) during a period of one calendar year after the date of passing these resolutions; or elect not to implement any Share Consolidation during a period of one calendar year after the date of passing these resolutions; and
(C)	any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation(s), if and when deemed advisable by the Board in its sole discretion.

Voting Results:

FOR	AGAINST	ABSTAIN
8,114 Class A Ordinary Shares	15,534 Class A Ordinary Shares	3,706 Class A Ordinary Shares
19,351 Class B Ordinary Shares	0 Class B Ordinary Shares	0 Class B Ordinary Shares

Of the total number of votes cast, 98.07% voted “FOR,” 1.56% voted “AGAINST,” and 0.37% voted “ABSTAIN.”

Ordinary Resolution 2 passed.

Resolution 3:

RESOLVED AS A SPECIAL RESOLUTION, THAT:

subject to and immediately following any Share Consolidation being effected, the Company adopt a further amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, with the only amendments being made to reflect the Share Consolidation and as the directors may approve in their absolute discretion without further approval by the shareholders.

Voting Results:

FOR	AGAINST	ABSTAIN
11,814 Class A Ordinary Shares	15,534 Class A Ordinary Shares	6 Class A Ordinary Shares
19,351 Class B Ordinary Shares	0 Class B Ordinary Shares	0 Class B Ordinary Shares

Of the total number of votes cast, 98.44% voted “FOR,” 1.56% voted “AGAINST,” and <0.1% voted “ABSTAIN.”

Special Resolution 3 passed.

Resolution 4:

RESOLVED AS AN ORDINARY RESOLUTION, THAT:

each of the directors and officers of the Company be authorized to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

Voting Results:

FOR	AGAINST	ABSTAIN
7,904 Class A Ordinary Shares	19,068 Class A Ordinary Shares	382 Class A Ordinary Shares
19,351 Class B Ordinary Shares	0 Class B Ordinary Shares	0 Class B Ordinary Shares

Of the total number of votes cast, 98.05% voted “FOR,” 1.92% voted “AGAINST,” and 0.03% voted “ABSTAIN.”

Ordinary Resolution 4 passed.

Resolution 5:

RESOLVED AS AN ORDINARY RESOLUTION, THAT:

the Meeting be adjourned to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

Voting Results:

FOR	AGAINST	ABSTAIN
11,617 Class A Ordinary Shares	12,118 Class A Ordinary Shares	3,619 Class A Ordinary Shares
19,351 Class B Ordinary Shares	0 Class B Ordinary Shares	0 Class B Ordinary Shares

Of the total number of votes cast, 98.42% voted “FOR,” 1.22% voted “AGAINST,” and 0.36% voted “ABSTAIN.”

Ordinary Resolution 5 passed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fitness Champs Holdings Limited

Date: June 29, 2026	By:	/s/ Joyce Lee Jue Hui
	Name:	Joyce Lee Jue Hui
	Title:	Chief Executive Officer & Executive Director